United States securities and exchange commission logo





                            September 29, 2023

       Joseph Lawanson
       Chief Executive Officer
       NxGen Brands, Inc.
       8466 Violet Court
       Arvada, CO 80007

                                                        Re: NxGen Brands, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 1,
2023
                                                            File No. 024-12325

       Dear Joseph Lawanson:

               We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed September 1, 2023

       Cover Page

   1. We note your disclosure that "[o]ne of our officers and directors, as the owner of all outstanding shares of
Series A Preferred Stock, will, therefore, be able to control the management and affairs
of our company, as well as matters requiring the approval by our shareholders." Please
revise the cover page to identify the controlling stockholder and disclose the percentage
of voting power that will be held by such stockholder following the offering.
       Risk Factors
       If our trademarks and other proprietary rights..., page 10

   2. We note you rely on licensing agreements. If material, provide a description of each applicable agreement
and disclose the material terms of such agreement.
 Joseph Lawanson
NxGen Brands, Inc.
September 29, 2023
Page 2
Use of Proceeds, page 16

3. We note a portion of the proceeds will be used for a joint venture investment. Please revise to describe the joint venture.
4. We note a portion of the proceeds will be used for staffing costs and share buy-backs.
         Please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries. Refer to
         Instruction 2 to Item 6 of Form 1-A.
5. We note a portion of the proceeds will be used for loan repayment. Please revise to describe the material terms of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness.
         Refer to Instruction 6 to Item 6 of Form 1-A.
Business, page 22

6. Please revise to provide a more detailed narrative description of the company's business and operations. Please describe the business done and intended to be done by the company and the general development of the business during the past three years. In this regard, we note the included business description does not give investors a clear sense of the company's current business and intended plan of operations. For example, clearly state whether you have started to sell Storm Brand products, current production capacity and the sources and availability of raw materials. Additionally, describe the distinctive or special characteristics of your operation or industry that are reasonably likely to have a material impact upon your future financial performance. Refer to Item 7 of Form 1-A.
Signatures, page 35
FirstName LastNameJoseph     Lawanson
Comapany
7.          NameNxGen
       Please include the Brands, Inc.
                          signature of your principal accounting officer. See
Instructions to
       Signatures of Form
September 29, 2023 Page 2  1-A.
FirstName LastName
 Joseph Lawanson
FirstName LastNameJoseph  Lawanson
NxGen Brands,  Inc.
Comapany 29,
September NameNxGen
              2023     Brands, Inc.
September
Page 3    29, 2023 Page 3
FirstName LastName
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mindy Hooker at (202) 551-3732 or Claire Erlanger at
(202) 551-3301
if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Evan Ewing at (202) 551-5920 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Eric Newlan